SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

     MacroChem Corporation.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

         555903301
(CUSIP Number)

                        February 5, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. 555903301                                                                                Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lawrence Chachkes
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 172,837
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER 172,837
		8)	SHARED DISPOSITIVE POWER None
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,837
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.17%
12)	TYPE OF REPORTING PERSON IN

Schedule 13G

Item 1(a).    Name of Issuer:

MacroChem Corporation.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

40 Washington Street
Suite 220
Wellesley Hills, MA 02481

Item 2(a).    Name of Person Filing:

Lawrence Chachkes

Item 2(b).    Address of Principal Business Office or, if None, Residence:

60 East 8th Street
Apt 11M
New York NY 10003

Item 2(c).    Citizenship:

United States

Item 2(d).    Title of Class of Securities:

Common Stock

Item 2(e).    CUSIP Number:

555903301

Item 3.         If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.    Ownership.

(a)	Amount beneficially owned: 172,837

(b)	Percent of class: 8.17%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 172,837

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 172,837

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

               February 13, 2007
            Date

                                         /s/ Lawrence Chachkes
                                Signature

                           Lawrence Chachkes
            Name/Title